UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2016

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from: ____________ to ____________

Commission File Number: 001-12951

A.  Full title of the Plan and the address of the Plan, if
different from that of the issuer named below:

BUCKLE 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE BUCKLE, INC.
2407 WEST 24TH STREET
P.O. BOX 1480
KEARNEY, NEBRASKA 68848-1480

BUCKLE 401(K) PLAN

REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA (Employee Retirement Income Security Act of 1974) and are included herein as listed in the table of contents below.

Table of Contents		Pages

(a)	Financial Statements

	Report of Independent Registered Public Accounting Firm	3

	Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	4

	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2016 and 2015	5

	Notes to Financial Statements	6

(b)	Supplemental Schedule

	Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2016	10

(c)	Signatures	11

(d)	Exhibits

	Exhibit 23 — Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Buckle 401(k) Plan
Kearney, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Buckle 401(k) Plan (“the Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Omaha, Nebraska
June 29, 2017

BUCKLE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015

	December 31, 2016	December 31, 2015
ASSETS:
Participant directed investments at fair value	$87,331,443	$82,004,184
Participant directed investments at contract value	3,136,825	3,176,069

Receivables:
Notes receivable from participants	1,511,432	1,476,135
Participant contributions	950	523
Employer contributions	2,045,385	2,028,136
Total receivables	3,557,767	3,504,794

NET ASSETS AVAILABLE FOR BENEFITS	$94,026,035	$88,685,047

See notes to financial statements.

BUCKLE 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	December 31, 2016	December 31, 2015
ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(10,894)	$(10,531,633)
Interest and dividends	3,037,958	3,572,653
Net investment income (loss)	3,027,064	(6,958,980)

Contributions:
Participant contributions	6,037,553	5,665,362
Employer contributions	2,045,385	2,028,575
Total contributions	8,082,938	7,693,937

Interest income on notes receivable from participants	63,638	56,715

DEDUCTIONS:
Benefits paid to participants	5,545,765	5,320,666
Administrative expenses	286,887	227,735
Total deductions	5,832,652	5,548,401

INCREASE (DECREASE) IN NET ASSETS	5,340,988	(4,756,729)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	88,685,047	93,441,776

End of year	$94,026,035	$88,685,047

See notes to financial statements.

BUCKLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015, AND
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1.	DESCRIPTION OF THE PLAN

The following description of the Buckle 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan provisions.

General - The Plan is a defined contribution plan covering, with certain specified exclusions, all employees working 1,000 hours or more per year who have one year of service and are at least age twenty. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. It was established effective February 1, 1986, and last amended effective January 1, 2016. The Plan administrator is The Buckle, Inc. (the “Company”). The Plan record keeper is Massachusetts Mutual Life Insurance Company (“Mass Mutual”) and the Plan trustee is Reliance Trust Company.

Contributions - Participants may contribute from 1% to 75% of their eligible pay, as defined under the Plan. The Plan provides for the automatic enrollment of eligible participants at a deferral rate of 3% of eligible pay, unless the participant affirmatively elects otherwise. The Plan also provides for an automatic 1% annual increase in the deferral rate (up to a maximum deferral of 10% of eligible pay) for all participants who have been automatically enrolled in the Plan, unless the participant affirmatively elects otherwise. Participants are allowed to designate all or a portion of their contributions as Roth contributions. The Company may contribute to the Plan at its discretion. In fiscal 2016 and 2015, the Company contributed 50% of employees’ contributions on deferrals up to 6% of their eligible pay. The Company contributions to the Plan were $2,045,385 for the year ended December 31, 2016 and $2,028,575 for the year ended December 31, 2015, respectively. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s discretionary contribution and Plan earnings (losses) and is charged with withdrawals and administrative expenses. Allocations are based on participant earnings or account balances, as defined under the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investments - Participants direct the investment of all contributions into various investment options offered by the Plan.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings (losses) thereon. The Company’s discretionary contributions vest over a six-year period, which is as follows:

Years of Service	Percent Vested

Less than two	0%
Two	20%
Three	40%
Four	60%
Five	80%
Six or more	100%

Notes Receivable from Participants - Participants may borrow from their individual accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate established quarterly by the Plan administrator based on the published prime rate plus 1%. At December 31, 2016, participant loans have maturities through 2026 at interest rates ranging from 4.25% to 9.75%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits - On termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her vested account. Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.

Forfeited Accounts - At December 31, 2016 and 2015, forfeited non-vested account balances were $272,462 and $213,133, respectively. Forfeitures of terminated participants’ non-vested account balances are utilized to offset the Company’s discretionary matching contributions made during the plan year and to pay certain administrative expenses for the Plan. The amount utilized during fiscal 2016 and 2015 to fund a portion of the Company’s matching contribution was $100,000 each plan year.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including mutual funds, a stable value fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value (except for the stable value fund, which is reported at contract value). Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Buckle Stock Fund is valued at the per unit value of the assets held by the fund (including the closing price of common stock of The Buckle, Inc., as reported on the New York Stock Exchange on the last trading day of the plan year, plus the value of the uninvested cash position held by the fund).

Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. The SAGIC Diversified Bond stable value fund invests principally in a diversified portfolio of fixed income securities from U.S. and foreign issuers, including corporate, mortgage-backed, and government and agency bonds; which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus credited earnings, less participant withdrawals and administrative expenses.

The net appreciation (depreciation) in fair value of investments is based on the fair value of the investments at the beginning of the year or cost, if purchased during the year. Net appreciation (depreciation) includes the Plan’s gains or losses on investments bought and sold as well as held during the year. Net appreciation also includes dividends received from The Buckle Inc., which impact the per unit value of The Buckle Stock Fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan Agreement.

Administrative Expenses - Administrative expenses are paid by either the Company or the Plan, in accordance with the terms of the Plan Agreement.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, as of December 31, 2016 or December 31, 2015.

3.	FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques - The Buckle Stock Fund is valued at the per unit value of the assets held by the fund (including the closing price of common stock of The Buckle, Inc., as reported on the New York Stock Exchange on the last trading day of the plan year, plus the value of the uninvested cash position held by the fund) and is categorized as Level 1. Shares of mutual funds are valued at quoted prices that represent the net asset value of shares held on the last day of the plan year and are categorized as Level 1. The mutual funds held by the Plan are deemed to be actively traded.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2016 and 2015:

	As of December 31, 2016
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments at fair value:
Common stock	$10,004,776	$—	$—	$10,004,776
Total assets in fair value hierarchy	$10,004,776	$—	$—	$10,004,776
Investments at net asset value:
Mutual funds				77,326,667
Total participant directed investments at fair value				$87,331,443

	As of December 31, 2015
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments at fair value:
Common stock	$12,042,522	$—	$—	$12,042,522
Total assets in fair value hierarchy	$12,042,522	$—	$—	$12,042,522
Investments at net asset value:
Mutual funds				69,961,662
Total participant directed investments at fair value				$82,004,184

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2016 and 2015, there were no transfers between levels.

4.	STABLE VALUE FUND

The Plan has a fully benefit-responsive guaranteed investment contract (“GIC”) with Mass Mutual. Mass Mutual maintains the contributions in a separate investment account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC is included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Limitations on the Ability of the GIC to Transact at Contract Value - Certain events, such as Plan termination or a plan merger initiated by the Company, may limit the ability of the Plan to transact at contract value or may allow for the termination of the GIC at less than contract value. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable.

5.	FEDERAL INCOME TAX STATUS

The Plan uses a volume submitter plan document sponsored by Mass Mutual. Mass Mutual received an opinion letter from the Internal Revenue Service (“IRS”), dated March 31, 2014, which states that the volume submitter document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. The plan document has been amended since receiving the opinion letter. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company may direct the trustee either to distribute the Plan’s assets to the participants or to continue the trust and distribute benefits as though the Plan had not been terminated.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include The Buckle Stock Fund, which is invested primarily in the stock of The Buckle, Inc., the Plan sponsor, and, therefore, these investments and actual transactions qualify as party-in-interest. The Plan held 427,172 shares of The Buckle, Inc. common stock at December 31, 2016 and 379,004 shares at December 31, 2015, which had a cost basis of $6,590,892 and $5,921,330, respectively. Dividend income received by the Plan from its investment in the stock of The Buckle, Inc. was $782,241 for the year ended December 31, 2016 and $1,328,356 for the year ended December 31, 2015, respectively. Dividends received from The Buckle Inc., which impact the per unit value of The Buckle Stock Fund, are included in the net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

Mass Mutual serves as record keeper for the Plan and manages certain Plan investments. Therefore, these transactions qualify as party-in-interest.

******

BUCKLE 401(k) PLAN
EMPLOYER ID NO: 47-0366193
PLAN NO: 001

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016

Column B	Column C	Column E

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment: Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Current Value

* The Buckle, Inc. - The Buckle Stock Fund	1,371,963 units	$10,004,776
* Stable Value Fund - SAGIC Diversified Bond Fund	267,118 shares	3,136,825
Bond Fund:
Metropolitan West Total Return Bond Fund	142,339 shares	1,410,578
Vanguard Total Bond Market Index Fund	41,074 shares	437,433
Large Value Fund - John Hancock Disciplined Value Fund	87,871 shares	1,703,815
Large Blend Fund - Vanguard 500 Index Fund	15,928 shares	3,290,166
Large Growth Fund - Harbor Capital Appreciation Fund	56,068 shares	3,176,269
Mid-Cap Value Fund - JP Morgan Mid Cap Value Fund	41,308 shares	1,503,622
Mid-Cap Blend Fund - Vanguard Extended Market Index Fund	9,699 shares	705,328
Mid-Cap Growth Fund - Goldman Sachs Growth Opportunities Fund	91,991 shares	2,143,395
Small Value Fund - Invesco Small Cap Value Fund	50,868 shares	986,335
Small Growth Fund - Wells Fargo Advantage Small Company Growth Fund	1,611 shares	71,063
Foreign Fund:
American Funds Europacific Growth Fund	66,952 shares	3,015,537
Vanguard Total International Stock Index Fund	40,733 shares	1,003,260
Lifecycle Fund:
T. Rowe Price 2005 Fund	7,675 shares	98,702
T. Rowe Price 2010 Fund	702 shares	12,172
T. Rowe Price 2015 Fund	48,642 shares	689,737
T. Rowe Price 2020 Fund	34,048 shares	694,916
T. Rowe Price 2025 Fund	334,499 shares	5,184,736
T. Rowe Price 2030 Fund	478,760 shares	10,786,463
T. Rowe Price 2035 Fund	576,927 shares	9,398,139
T. Rowe Price 2040 Fund	274,924 shares	6,380,992
T. Rowe Price 2045 Fund	580,119 shares	9,061,455
T. Rowe Price 2050 Fund	742,786 shares	9,760,211
T. Rowe Price 2055 Fund	389,234 shares	5,126,216
T. Rowe Price 2060 Fund	67,665 shares	686,127
* Participant Loans	Maturing from February 2017 to July 2026; interest rates of 4.25% - 9.75%	1,511,432
		$91,979,700

* Party-in-interest.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BUCKLE 401(k) PLAN

Date: June 29, 2017	By:	/s/ Karen B. Rhoads
Karen B. Rhoads
Senior Vice President of Finance and
Chief Financial Officer